

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Nicholas P. Robinson
Chief Executive Officer
King Pubco, Inc.
875 Third Avenue
New York, NY 10022

> **Re: King Pubco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-255121**

Dear Mr. Robinson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2021 letter.

Amendment No. 1 to Form S-4

Certain Forecasted Financial Information for KORE, page 163

1. We note your responses to prior comment 16 and 17 regarding your projected growth rates and the use of Total Connections and Go Forward Connections in determining these growth rates. Please incorporate your response to prior comment 16 in your discussion of revenue growth rate projections. Further, please clarify how the Total Connections and Go Forward Connections relate to your "devices" amounts referenced on page 215 and connections metrics on pages 232. Please explain whether Total Connections is the same metric as "Average Connection Count for the Year" and whether Go Forward Connections is a key metric upon which management relies, since it appears to be significant indicator of revenue growth for the financial forecasts.

Information about KORE
Business Model at Scale with Strong Profitability, page 220

2. Please refer to prior comment 6. Please revise this section to also present the comparable GAAP measure of net loss before your presentation of adjusted EBITDA.

KORE's Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 228

3. We note your response to prior comment 21. Considering the importance of customer churn to your revenue, the impact customer churn may have on your business, as well as your focus on customer retention, cross selling and upselling to grow your business, please tell us what metrics management uses to evaluate your success in retaining your customers or expanding revenue within your existing customer base and revise to include a quantified discussion of such metrics. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release No. 33-10751.

4. We note your revised disclosure provided in response to prior comment 22. Please expand your disclosure to identify the impact your transformation plan has had, if material, and is expected to have on your operating results. For example, your plan appears to be focused on growing your IoT revenues. Discuss the expected impact that a shift in the mix of revenues to IoT is expected to have compared to your historical results, both in terms of the mix of revenue and the related cost of revenues. Refer to Item 303 of Regulation S-K.

5. We note from your risk factor disclosure that most major carriers in the U.S. have announced intentions to phase out 2G and 3G networks by the end of 2022 and European carriers intend to phase out by 2025. As this appears to be a known uncertainty that is reasonably likely to cause reported financial information not to be necessarily indicative of future operating results, please revise to disclose this anticipated phase out, the timeframe over which it will occur and the approximate number of connections remaining on these networks. Discuss the impact that any lost revenue or migration to lower priced LTE plans is reasonably expected to have on your results of operations.

Results of Operations for the Years Ended December 31, 2020 and 2019, page 232

6. We note your revised disclosures provided in response to prior comment 23 where you state that connectivity revenue growth was driven by the organic growth of your IoT customers and new customers acquired of $19.2 million. Please revise to separately quantify the impact on revenue growth from both new and existing customers.

Liquidity and Capital Resources, page 234

7.   Please refer to prior comment 24. Please revise to provide the requested disclosure for all of your future liquidity and capital resource requirements. In this regard, you do not include a discussion of your long term debt due after 2021. Ensure your disclosure addresses the anticipated source of funds needed to satisfy such obligation and any reasonably likely material changes in the mix and relative cost of such resources. Refer to Item 303(b)(1) of Regulation S-K.

Unaudited Pro Forma Combined Financial Information
Introduction, page 256

8.   Please refer to prior comment 29. Disclose whether either CTAC or KORE intend to waive the minimum cash requirement. If so, please revise to provide additional pro forma information that gives effect to additional redemptions. Refer to Article 11-02(a)(10) of Regulation S-X.

Beneficial Ownership of Securities, page 286

9.   Please disclose the natural persons that hold voting and/or investment power over the units beneficially owned by entities for both KORE and CTAC.

Maple Holdings Inc. Audited Financial Statements
Consolidated Statements of Operations, page F-32

10.   We note your response to prior comment 32. Given the ancillary nature of your hardware, it would appear that separate presentation of your product revenue and cost of product revenue provides relevant information to investors. Further, although you consider hardware to be ancillary, sales of hardware appear to have significantly contributed to the increase in revenue during fiscal year 2020 even when considering the offsetting factors impacting connectivity revenue. Please revise management's discussion and analysis to explain the reasons for the comparatively significant increase in hardware sales and disclose whether you expect this trend to continue.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-37

11.   We note your revised disclosure provided in response to prior comment 36. Since you consider your hardware arrangements to be separate contracts and as you have customers who only purchase connectivity services, please tell us whether you have observable evidence of prices for these products and services when they are sold separately. If so, explain why you use market prices to determine stand alone selling price for your hardware and cost plus margin for your connectivity services. Refer to ASC 606-10-32-32.

You may contact Rebekah, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Neil Whoriskey, Esq.